

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2009

Ronald S. Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, CA 94043

> **Re:** **NetLogic Microsystems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 24, 2009**
> **File No. 000-50838**

Dear Mr. Jankov:

We have completed our limited review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Geoffrey D. Kruczek at (202) 551-3641.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Alan B. Kalin, Esq.—Bingham McCutchen LLP